The FINOVA Group Inc.

8300 N. Hayden Road

Suite 207

Scottsdale, Arizona 85258

November 24, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Lindsay Bryan, Staff Account

Re:	The FINOVA Group Inc.
Form 8-K filed November 18, 2009
File #1-11011

Dear Ms. Bryan:

Reference is made to your letter of November 20, 2009 addressed to me (the “November 20, 2009 Letter”). On behalf of The FINOVA Group Inc. (the “Company”), set forth below is each numbered paragraph of the November 20, 2009 Letter followed by the response of the Company to each comment contained in the November 20, 2009 Letter. The number of each response corresponds to the number of the comment in your letter.

Form 8-K- Filed November 18, 2009

Item 4.01 Changes in Registrant’s Certifying Accountant

1. State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. We note your disclosure stating there were no disagreements through the interim period for the nine months ended September 30, 2009. Please revise to disclose if there were disagreements through the actual date that your former auditor ended all work and the date this took place.

The disclosure will be revised to indicate that there were no disagreements with Ernst & Young LLP, our former auditor, on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure through November 18, 2009, the date Ernst & Young LLP ended all of its work.

Lindsay Bryan

Exhibit 16.1 to Form 8-K

2. Please obtain and file an updated Exhibit 16.1 letter from your former accountants stating whether the accountant agrees with all of your Item 304 disclosures, or the extent to which the accountant does not agree. We note your disclosure in the second paragraph of your Item 4.01 Form 8-K stating our former accountant, Ernst & Young LLP, resigned due to the liquidation and distribution of substantially all of your remaining assets and your intention to file a Certificate of Dissolution. However, in the Exhibit 16.1 letter, Ernst & Young LLP does not stipulate that they agree or disagree with the information contained in the second paragraph. In this regard, please amend the Item 4.01 Form 8-K to include an updated Exhibit 16.1 letter from Ernst & Young LLP that specifically indicates whether or not they agree with your disclosures contained in the second paragraph of the Item 4.01 Form 8-K.

This comment has been complied with.

* * * *

In connection with our filings and in response to the November 20, 2009 Letter, the Company acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at 480-624-4965.

Very truly yours,

Richard A. Ross
Vice President and Chief Financial Officer

cc:	Andrea A. Bernstein, Esq.